DELAFIELD FUND, INC.
CHANGE IN INDEPENDENT ACCOUNTANTS

On August 13, 1999, McGladrey & Pullen, LLP (McGladrey) resigned as independent auditors of the Fund pursuant to an agreement by PricewaterhouseCoopers LLP
(PwC) to acquire McGladrey's investment company practice. The McGladrey partners and professionals serving the Fund at the time of acquisition have joined PwC.

The reports of McGladrey on the financial statements of the Fund during the past two fiscal years contained no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to certainty, audit scope or accounting principles.

In connection with its audits for the two most recent fiscal years and through August 13, 1999, there were no disagreements with McGladrey on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey would have caused it to make reference to the subject matter of disagreement in connection with its report.

Effective August 13, 1999, the Fund, with the approval of its Board of Trustees and its Audit Committee, engaged PwC as its independent auditors.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549

We were previously the independent accountants for Delafield fund, Inc. We have read their notification of change in independent accountants made in Item 77K of Form N-SAR. We agree with the statements in the filing.



McGladrey & Pullen, LLP
New York, New York
December 20, 1999

Report of Independent Accountants

To the Board of Directors and Shareholders of Delafield Fund, Inc.

In planning and performing our audit of the financial statements of Delafield Fund, Inc. (the "Fund") for the year ended December 31, 1999, we considered its internal control, including control activities